September 13, 2024

Chester S. Zygmont, III
Chief Financial Officer
Revelation Biosciences, Inc.
4660 La Jolla Village Drive
Suite 100
San Diego, CA 92122

       Re: Revelation Biosciences, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed March 22, 2024
           File No. 001-39603
Dear Chester S. Zygmont III:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Exhibits

1. We note that the certifications provided as Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to your internal control over financial reporting. Please amend your filing to provide revised certifications as well as full Item 9A disclosures and financial statements. Refer to
       Question 246.13 of the Regulation S-K Compliance & Disclosure Interpretations for
       guidance. Please also make conforming changes in all of your future periodic filings.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 13, 2024
Page 2

       Please contact Gary Newberry at 202-551-3761 or Angela Connell at 202-551-3426 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences